Filed Pursuant To Rule 433

Registration No. 333-254134

January 11, 2024

WisdomTree Bitcoin Fund	BTCW

WisdomTree Bitcoin Fund (BTCW) provides investors with a simple and cost-efficient way to gain exposure to the price of bitcoin, the native coin of the Bitcoin network.

Investing in bitcoin via an ETF allows investors to experience the benefits of traditional financial infrastructure and product structuring. WisdomTree Bitcoin provides investors access to bitcoin without directly holding the crypto asset, storing private keys or interacting with the blockchain and crypto infrastructure.

The Bitcoin Blockchain

The Bitcoin blockchain was designed to be a decentralized network running on computers based all over the world known as nodes. The Bitcoin network enables peer-to-peer transfer of value globally without an intermediary.

The supply of bitcoin is limited to 21 million and a proportion of these coins is estimated to have been lost forever; estimates are around 30% of total supply1. So far, over 19 million bitcoins have been mined2. Miners are incentivized to validate new transactions on the network through rewards of new predetermined amounts of bitcoin for every block of transactions. This is 6.25 BTC per block for the moment. This amount gets halved every four years (roughly) in the event called ‘bitcoin halving’. The next bitcoin halving event is expected in spring 2024 and historically the price of bitcoin has reacted positively to this event, as we see in Figure 1.

Figure 1:

Source: Glassnode, WisdomTree as of December 2023. Past performance may not be indicative of future results. Bitcoin is highly speculative and involves a high degree of risk, including the potential for loss of the entire investment. An investment in bitcoin involves significant risks (including the potential for quick, large losses) and may not be suitable for all investors.

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1 https://www.makeuseof.com/how-much-bitcoin-is-lost-forever, as of September 28, 2023.

2 Mining is the process of validating bitcoin transactions. It is also the way new bitcoins are entered into circulation.

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Figure 2 provides a table denoting the journey to 21 million bitcoins and how where we are today relates to history on certain metrics, like ‘block reward’, which is what miners get for solving the proof-of-work algorithm or the amount mined in a particular period.

Figure 2: The Journey to 21 Million Bitcoins—Bitcoin Halving

Event	Date	Block	Block Reward	Mined in Period	% Mined
Launch	January 2009		50	10,500,000
Halving 1	November 2012	210,000	25	5,250,000	75%
Halving 2	July 2016	420,000	12.5	2,625,000	87.5%
Halving 3	May 2020	630,000	6.25	1,312,500	93.75%
Halving 4	Estimated April/May 2024	840,000	3.13	656,250	96.88%
Halving 5	Estimated 2028	1,050,000	1.56	328,125	98.44%
Halving 6	Estimated 2032	1,260,000	0.78	164,063	99.22%

Source: Capital.com, Zenledger.io, as of December 2023. Bitcoin is highly speculative and involves a high degree of risk, including the potential for loss of the entire investment. An investment in bitcoin involves significant risks (including the potential for quick, large losses) and may not be suitable for all investors.

Why Invest in Bitcoin?

+	The future of peer-to-peer payments: Blockchains are a new way to build applications on the internet. They create a global, open source and completely public registry where records for transactions can be seen by everyone; specifically, what happened and when. Blockchains enable individuals to trade and settle or exchange value or goods bilaterally without a central counterparty.

Bitcoin is one blockchain use case where value can be transmitted globally on a peer-to-peer basis without an intermediary. This use of bitcoin as digital money cuts out middlemen and could result in significant cost and time savings. An obvious market segment under threat and in the process of being replaced is the global remittance market, which charges exorbitant middleman fees. Bitcoin could also be used as digital money. If people can think about the networks that companies like Visa and Mastercard have built, such that now we can walk into almost any store and use these cards (or go to almost any website), it is possible for developers to build similar networks such that bitcoin could become a payment option in these same situations.

+	Long-term store of value attributes: Another major use case for bitcoin has emerged as a potential long-term store of value as bitcoin is independent from central banks’ money printing and demonetization policies. In this role, bitcoin acts like ‘digital gold’, a diversifier for global portfolios and a potential hedge against a crisis in traditional finance. In this role, correlation with other asset classes may reduce over time.

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+	Investment and reserve asset: Bitcoin has been adopted as a treasury asset for some corporations3 and could also be incorporated in central bank reserves in the future. In September 2021, El Salvador was the first country to adopt bitcoin as legal tender4. In addition, bitcoin has been particularly popular in developing countries with high inflation where governments are debasing fiat currencies and investors are seeking to safeguard their assets.

+	Largest and most liquid crypto asset: When allocating to crypto most institutional investors have historically favored relatively liquid and large crypto assets, such as bitcoin and ether. Bitcoin’s market cap dominance in the digital assets sector has been close to 50%5 and some traders use bitcoin as a tool to take directional bets on the crypto industry.

Bitcoin in an ETF with WisdomTree

+	Cold Storage – Storing digital assets is not only about protecting against hacks, but also protecting against the loss of private keys. Investing in cryptocurrencies through an ETF structure that applies a cold storage approach could be useful here[6].

+	Transparency – Transparency is a core component of the ETF structure. A cryptocurrency ETF could offer a core measure of confidence for investors by enabling access to a website from the issuer, showing exactly how much bitcoin is represented by the outstanding fund shares.

+	ETF Standardization – Product standardization is an aspect of the ETF wrapper that could benefit investors in cryptocurrencies. Trading, holding and accounting for investments in ETFs are well established and the provision of crypto exposure in this format could allow for such investments to fit within an investor’s existing systems, processes and risk management. Additionally, providing crypto exposure in an ETF format could allow for benefits from standard market features that many investors rely on. Centralized clearing, an exchange listing on a recognized venue and standard settlement practices all lower the operational and counterparty risk of making investments.

+	Liquidity – ETFs tend to bring a centralization of liquidity to asset classes. This could be especially impactful in the crypto space as the current ecosystem is quite fragmented with trading taking place across many venues with no common settlement infrastructure. An investor would need to separately establish connectivity to several venues in order to access their liquidity. Investment in an ETF essentially outsources this responsibility to specialist market makers with trading infrastructure to manage several exchange connections.

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3 Source: https://www.microstrategy.com/en/bitcoin/documents/treasury-reserve-policy

4 Source: https://www.coindesk.com/consensus-magazine/2023/08/07/two-months-in-el-salvador-the-ground- game-for-bitcoin-adoption

5 Source: https://coinmarketcap.com/charts/, as of December 31, 2023.

6 Cold storage refers to the offline storage of private keys.

WisdomTree.com/investments

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Solutions for institutional investors

Figure 3 summarizes the pros and cons of the different methods (or routes to market) to invest in digital assets. While numerous, the choice for institutional investors is, in fact, quite constrained:

+	Exposure through direct investment in crypto native exchanges could be risky particularly if digital assets are kept in hot wallets.

+	Exposure through direct investment stored with a custodian in a cold wallet is tedious to set up but offers greater security than hot wallets.

+	Exposure through a spot ETF is a turnkey solution that combines an easy operational setup and trading with security and efficient tracking of the price of bitcoin.

+	Synthetic exposure through futures contracts can be useful when leverage is needed, but a negative roll yield is detrimental for medium to long term investments.

+	Synthetic exposure through futures-backed ETFs is suboptimal compared to spot ETF.

Overall, for a long-only investor, the spot ETF route appears the most robust and the easiest to set up, of course recognizing that different investors may have their own unique considerations.

WisdomTree.com/investments

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Figure 3: Summation of Different Avenues of Bitcoin Ownership

	Direct Ownership	Futures Contracts	Investment Funds	ETFs that use futures for exposure to the price of bitcoin	ETFs
Description	- Hot wallet with exchange	- Cash-settled or crypto-settled	- Non-listed wrapped solutions	- Listed wrapped solutions: open-end	- Listed wrapped solutions: open-end
	- Cold wallet with	futures contracts or	like closed-end	exchange-traded	exchange-traded
	custodian	perpetual swaps	investment funds or	instruments- Tracks	instruments like
	- Need to set up an	- Traded on a	index funds	the futures	exchange-traded
	account	traditional		contracts on the	funds
	- KYC/AML and	exchanges or		underlying digital	- Tracks digital asset
	onboarding process	crypto-native exchange		assets	directly
Pros	- Direct exposure -Wide range of	- Capital efficient (margin trading,	- Active management	- Secondary market liquidity	- Secondary market liquidity
	coins offered	leverage)	- Sophisticated	- Transparency of	- Secure storage in a
	- Sophisticated strategies possible	- Ability to take both long/short positions - Risk management	strategies possible	methodology and holdings - Listed on	cold wallet - Transparency of methodology and
		tool		regulated	holdings
				exchanges &	- Listed on
				existing brokerage	regulated
				platforms	exchanges &
				- Standardized point	existing brokerage
				of access	platform - Standardized point
of access
Cons	- Hot wallets are not secure	- Rolling contracts often generate	- High product management costs	- Rolling contracts often generate	- Limited choice of digital asset
	- Setting up cold	negative yield	- Often trade at high	negative yield	exposures
	wallet is tedious	- High cost of	premium to NAV	- Limited choice:	- Can only trade
	and time consuming	borrowing	- Liquidity risk	bitcoin	during market hours
	- Does not plug into	- Limited choice of	- Non-transparent	- Can only trade
	existing trading	assets on traditional	fund holdings	during market hours
	systems	exchanges	- Can only trade
	- Limited access to	- Can only trade	during market hours
	liquidity across exchanges	during market hours
Key	- Hot wallets are	- Plugs into existing	- Plugs in easily into	- Plugs in easily to	- Plugs in easily to
Characteristics	more common to a	investment	existing	existing	existing
	retail audience	platforms for large	investing/trading	trading/investment	trading/investment
	- Dedicated custody	institutions	platforms	platforms	platforms
	requires a long	- One-stop solution	- One-stop solution	- One-stop solution	- One-stop solution
	setup process and	for accessing crypto	for accessing crypto	for accessing crypto	for accessing crypto
	suits the need of very large investors	exposure - Low diversity of	exposure - Liquidity risk and	exposure - Significant	exposure
		assets	high	performance drag
premium/discount
to NAV

WisdomTree.com/investments

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Source: WisdomTree. Key Terms: Direct ownership: Refers to condition where account owner directly owns the underlying asset in full, with no manager or vehicle in between; Managed account: Structure of account where the owner directly owns the underlying asset in full, but a manager is also employed to monitor and possibly execute an investment strategy on these directly owned assets; Futures contracts (direct): The account own is directly going to an exchange where futures contracts are traded and covering all details involved with the direct trading of futures contracts; Investment funds: Either open-ended or closed-ended regarding their capability to issue or not issue new shares of ownership, as well as possibly being more passively or actively oriented depending on strategy involved; Hot wallet: A digital receptacle of cryptocurrency that is connected to the internet; Cold wallet: A digital receptacle of cryptocurrency that is not connected to the internet; KYC: Stands for ‘know your customer’ and is meant to ensure that those accepting the deposit of funds know who is depositing those funds in case these entities could be criminal in nature; AML: Stands for ‘anti-money-laundering’ and refers to a suite of regulations meant to make it harder for criminal actors to conceal the sources of money; Margin trading: An investor puts up a limited amount of money to create a larger exposure; Leverage: A term meant to indicate an investor is using debt to create a larger exposure—increases risk; Active management: A professional investment manager is trying to add value with buy and sell decisions; Sophisticated strategy: A strategy of buy and sell decisions based on an array of different signals that could include numerous different assets.

HOW TO IMPLEMENT WITHIN A PORTFOLIO

The WisdomTree Bitcoin Fund (BTCW):

•	Gain exposure to movements in the price of bitcoin.
•	Use to complement exposures to traditional asset classes, like equities and bonds, with an exposure that may move differently as economic and market conditions change.
•	Use to satisfy demand for a way to access exposure to bitcoin through the ETF wrapper on traditional platforms where US investors are able to trade other ETFs.

WisdomTree Bitcoin Fund (BTCW) Quick Facts
Ticker	BTCW
Exchange	Cboe BZX Exchange
Expense Ratio (net/gross)	0.00%* / 0.30%
Structure	Open-end ETF
Exposure	Bitcoin

*The Net Expense Ratio reflects a waiver of 0.30% as the Sponsor has contractually agreed that for a six-month period commencing January 11, 2024, the Sponsor will waive the entire Sponsor's Fee for the first $1.0 billion of the Fund's assets. Gross expense ratio: 0.30%.

Please reach out to your WisdomTree representative or visit WisdomTree.com/Investments to learn more.

WisdomTree.com/investments

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Glossary

Bitcoin (the currency): A digital currency (also called a cryptocurrency) created in 2009, which is operated by a decentralized authority as opposed to a traditional central bank or monetary authority. Cryptocurrency (Crypto): A digital or virtual currency that is secured by cryptography, which makes it nearly impossible to counterfeit or double-spend. Blockchain: A distributed ledger system in which a record of transactions made in cryptocurrencies are maintained across computers linked in a peer-to-peer network. Private key: A mathematical key used in cryptography to encrypt and decrypt data.

Important Information

This material must be preceded or accompanied by a prospectus. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. Investors should read the prospectus carefully before investing.

There are risks associated with investing, including possible loss of principal.

Bitcoin and, accordingly, the WisdomTree Bitcoin Fund, which holds bitcoin, are highly speculative and involve a high degree of risk, including the potential for loss of the entire investment. An investment in the WisdomTree Bitcoin Fund involves significant risks (including the potential for quick, large losses) and may not be suitable for all shareholders. You should carefully consider whether your financial condition permits you to invest in the WisdomTree Bitcoin Fund and you should be willing to accept more risk than may be involved with other exchange traded products or ETFs that do not hold bitcoin.

Extreme volatility of trading prices that many digital assets, including bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on in an investment in bitcoin and such investment could lose all or substantially all of its value. Digital assets such as bitcoin were only introduced within the past two decades, and the medium-to-long term value is subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of digital assets. Regulatory changes or actions may affect the value of bitcoin or restrict the use of bitcoin, mining activity or the operation of the Bitcoin Network or the Digital Asset Markets in a manner that adversely affects the value of bitcoin. Digital Asset Markets may experience fraud, business failures, security failures or operational problems, which may adversely affect the value of bitcoin.

There can be no assurance that the fund will achieve its investment objective.

The WisdomTree Bitcoin Fund is not a fund registered under the Investment Company Act of 1940, as amended (“1940 Act”), and is not subject to regulation under the 1940, unlike most exchange traded products or ETFs. The WisdomTree Bitcoin Fund is also not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and the sponsor is not subject to regulations by the Commodity Futures Trading Commission as a commodity pool operator or commodity trading advisor. The WisdomTree Bitcoin Fund’s shares are neither interests in nor obligations of the sponsor or the trustee or any of their affiliates.

Please read the Fund’s prospectus for specific details regarding the Fund’s risk profile.

WisdomTree.com/investments

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This information is not intended to provide, and should not be relied on for, tax, legal, accounting, investment or financial planning advice by WisdomTree, nor should it be considered or relied upon as investment advice or as a recommendation from WisdomTree, including regarding the use or suitability of bitcoin in a portfolio. In providing information, WisdomTree is not acting and has not agreed to act in an investment advisory, fiduciary or quasi- fiduciary capacity to any advisor or end client, and has no responsibility in connection therewith, and is not providing individualized investment advice to any advisor or end client, including based on or tailored to the circumstance of any advisor or end client. WisdomTree is not responsible for determining bitcoin to be purchased, held and/or sold for any advisor or end client accounts, nor is WisdomTree responsible for determining the suitability or appropriateness of bitcoin for any third party, including end clients. Advisors are solely responsible for making investment recommendations and/or decisions with respect to an end client, and should consider the end client’s individual financial circumstances, investment time frame, risk tolerance level and investment goals in determining the appropriateness of a particular investment or strategy, without input from WisdomTree.

Foreside Funds Services, LLC, is the Marketing Agent for the WisdomTree Bitcoin Fund (BTCW). Foreside Fund Services, LLC, is not affiliated with WisdomTree, Inc. nor any other entities mentioned.

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The WisdomTree Bitcoin Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has filed with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting the fund detail page. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll free at 1-866-909-9473.